Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jml@jardines.com

Group Secretariat

28th March 2002

02028495

SUPPL

02 APR 23 AM 11:29

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
<u>- Share Repurchase</u>

We enclose for your information a notification dated 28th March 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

dw 4/23

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Announcement Details

Company	Headline	Embargo	Last Update
Jardine Strategic Hldgs Ld	Purchase of Own Securities		07:01 28 Mar 02

Full Announcement Text

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARE REPURCHASE

Please be advised of the following repurchase by JSH of its ordinary shares in the market:-

Date of repurchase:	27th March 2002
Total number of shares repurchased:	93,500 shares
Price paid per share:	US$2.64

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

28th March 2002

www.jardines.com

END

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